April 30, 2014

John Zimmerman

President

c/o Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

Re:       Westcore Trust (the “Trust”)

Dear Mr. Zimmerman:

By our execution of this letter agreement (this “Agreement”), Denver Investment Advisors LLC (“Denver Investments”) agrees it will voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing May 1, 2014 through April 30, 2015 so that the ratio of expenses to average net assets of the Retail Class of each portfolio of the Trust as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in Attachment A. Denver Investments will also waive investment advisory and/or administration fees and/or reimburse Fund level other expenses for the Institutional Class in the same proportion as the Retail Class waivers/reimbursements (calculated in basis points) as well as reimburse the Institutional Class-specific other expenses until at least April 30, 2015.

The parties acknowledge that they will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future.  The parties agree to continue such waivers for the applicable Funds at least through April 30, 2015.

The names “Westcore Trust” and “Trustees of Westcore Trust” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended July 16, 1990 and as may be further amended from time to time which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust.  The obligations of “Westcore Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

DENVER INVESTMENT ADVISORS LLC

By:  /s/ Mark Adelmann

Name:  Mark Adelmann

Title:   Managing Partner

Your signature below acknowledges acceptance of this Agreement:

WESTCORE TRUST

By: /s/ John Zimmerman

John Zimmerman

Title:    President

Attachment A

Westcore Trust

Fee Waivers and Expense Reimbursements for the Period Ended April 30, 2014 (Retail Class)

Fund

Denver Investment Advisors LLC  agrees to Waive Administration Fees, Investment Advisory Fees and/or Reimburse Other Expenses so that the ratio of expenses to average net assets as set forth in the Financial Highlights will not exceed the following amounts until at least April 30, 2015 (as a % of average daily net assets):

Growth	1.15%
MIDCO Growth	1.15%
Select	1.15%
Small-Cap Growth	1.30%
Blue Chip Dividend	0.99%
Mid-Cap Value Dividend	1.25%
Small-Cap Value Dividend	1.30%
Micro-Cap Opportunity	1.30%
International Small-Cap	1.50%
Flexible Income	0.85%
Plus Bond	0.55%
Colorado Tax-Exempt	0.65%